File No. 005-07933
     As filed with the Securities and Exchange Commission on January 5, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 4)

                     AIR EXPRESS INTERNATIONAL CORPORATION
                           (Name of Subject Company)

                                DEUTSCHE POST AG
                           DP ACQUISITION CORPORATION
                          a wholly-owned subsidiary of
                                DEUTSCHE POST AG
                                   (Bidders)

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                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

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                                    009104100
                                 (Cusip Number)


                                Dr. Klaus Engelen
                                Deutsche Post AG
                           Heinrich-von-Stephan-Str. 1
                               53175 Bonn, Germany
                         Telephone: 011-49-228-182-3600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:
                                Christopher Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

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     This Amendment No. 4 ("Amendment No. 4") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 19, 1999 by Deutsche Post AG, a German corporation ("Parent"), and DP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on November 23, 1999, Amendment No. 2 to the Schedule 14D-1 filed with the Commission on December 17, 1999, and Amendment No. 3 to the
Schedule 14D-1 filed with the Commission on December 27, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Air Express International Corporation, a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 4 without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

     Item 10. Additional Information

     Item 10(b)-(c) is hereby amended and supplemented by adding to the end thereof the following:

     On December 22, 1999, the Department of Transportation approved the Company's application to register as a foreign air freight forwarder under Part 297 of the Department's Economic Regulations. On December 27, 1999, CFIUS determined that there are no issues of national security sufficient to warrant an investigation under the Exon-Florio Provision. A copy of the joint press release, dated January 5, 2000, issued by Parent and the Company announcing the receipt of all required U.S. regulatory approvals is attached hereto as Exhibit
(a)(11) and is incorporated by reference.

     Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following exhibit:

      (a)(11) Text of Joint Press Release issued by Parent and the Company on January 5, 2000.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 5, 2000

                                      DP ACQUISITION CORPORATION

                                      By:      /s/ Dr. Klaus Engelen
                                        -------------------------------------
                                       Name:   Dr. Klaus Engelen
                                       Title:  General  Counsel,  Executive
                                               Vice President and Secretary

                                      DEUTSCHE POST AG

                                      By:      /s/ Dr. Klaus Engelen
                                        -------------------------------------
                                        Name:  Dr. Klaus Engelen
                                        Title: General Counsel

                                      By:      /s/
                                        -------------------------------------
                                        Name:
                                        Title:

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                                  EXHIBIT INDEX


Exhibit No.
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(a)(11)    Text of Joint Press Release issued by Parent and the Company on
           January 5, 2000.